Exhibit (a)(10)

August 16, 2011

Dear Icagen Stockholder:

You should have recently received tender offer materials from Pfizer Inc. pursuant to an Agreement and Plan of Merger, between Icagen, Inc. and Pfizer.

•	Pfizer is offering to pay you $6 cash for each share of Icagen common stock you own.

•

The Icagen Board of Directors has unanimously determined that the tender offer is fair to and in the best interests of Icagen and its stockholders after undertaking an extensive process along with J.P. Morgan Securities LLC, our financial advisors, to pursue alternative business development and strategic alternatives.

•	Your board carefully evaluated the risks associated with Icagen remaining independent as a company with early stage clinical programs, particularly in today’s difficult economic environment.

•

J.P. Morgan Securities LLC provided its opinion to your board that, subject to the factors and assumptions set forth in the opinion, the offer price was fair, from a financial point of view, to Icagen stockholders.

•	Accordingly, the Icagen Board of Directors unanimously recommends that Icagen stockholders accept the offer and tender their shares.

The tender offer is conditioned upon, among other things, at least a majority of Icagen’s outstanding shares on a fully-diluted basis being tendered. In order to ensure that this condition is met and for you to receive your cash from the tender offer, it is important that you tender your shares regardless of the number of shares you own. Your attention to this tender offer is important as there is no assurance that Pfizer will engage in a future transaction to acquire your shares if this minimum condition is not met.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of August 31, 2011, unless extended.

WE URGE YOU TO ACCEPT THIS TENDER OFFER AS SOON AS POSSIBLE.

If you have any questions regarding the tender offer or need help in tendering your shares, please call either Morrow & Co., LLC at (800) 276-3011, or MacKenzie Partners, Inc. at (800) 322-2885.

On behalf of the directors and management of Icagen, thank you for the support you have given Icagen over the years.

Sincerely,

/s/ P. Kay Wagoner, Ph.D.

P. Kay Wagoner, Ph.D.

President and Chief Executive Officer

*** If you have already tendered your Icagen shares, thank you for your support.***